EXHIBIT 10.1

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (“Agreement”) is made as of the 24th day of March, 2014, by and between Simmons First National Corporation, an Arkansas corporation (“SFNC”), and Delta Trust & Banking Corporation, an Arkansas corporation (“DTBC”).

ARTICLE I
RECITALS

Section 1.01                      SFNC.  SFNC has been duly incorporated and is a validly existing corporation in good standing under the laws of the State of Arkansas, with its principal executive offices located in Pine Bluff, Arkansas. SFNC is registered as a financial holding company with the Board of Governors of the Federal Reserve System (“FRB”) under the Bank Holding Company Act of 1956, as amended (the “BHC Act”).  As of the date hereof, SFNC has 60,000,000 authorized shares of Class A common stock, par value $0.01 per share (“SFNC Stock”), of which 16,226,256 were outstanding as of December 31, 2013, and 40,040,000 authorized shares of preferred stock, par value $0.01, of which none are outstanding.  SFNC Stock trades on the NASDAQ Global Select Market under the symbol “SFNC.”  No shares of the other classes of SFNC’s authorized capital stock are outstanding.

Section 1.02                      DTBC.  DTBC has been duly incorporated and is a validly existing corporation in good standing under the laws of the State of Arkansas, with its principal executive offices located in Little Rock, Arkansas. DTBC is registered as a bank holding company with the FRB under the BHC Act.  As of the date hereof, DTBC has 200,000 authorized shares of common stock, par value $1.00 per share (“DTBC Stock”), of which 111,994 shares were outstanding as of February 28, 2014 and 5,000,000 authorized shares of preferred stock, par value $0.01, of which none are outstanding, no other class of capital stock being authorized.  The number of shares outstanding shall be certified by DTBC at the Effective Date and such certified number of shares outstanding shall be used for all purposes of this Agreement and the transactions contemplated hereunder.

Section 1.03                      Delta Trust & Bank.  Delta Trust & Bank (“DTB”) has been duly incorporated and is a validly existing banking association in good standing under the laws of the State of Arkansas, with its principal executive offices located in Parkdale, Arkansas.  As of the date hereof, DTB has 16,000 authorized shares of common stock, par value $10.00 per share, of which 15,998 shares are outstanding as of December 31, 2013, no other class of capital stock being authorized.  All of the outstanding shares of stock of DTB are owned by DTBC.

Section 1.04                      Compensatory Stock Programs.

(a)           SFNC has reserved 503,185 shares of SFNC Stock (“SFNC Comp. Shares”) for issuance pursuant to the terms of the stock option and restricted stock grants under the executive and director stock plans of SFNC (“SFNC Stock Comp. Plans”), of which options for 99,780 shares have been granted to various executive officers of SFNC and its subsidiaries and are currently outstanding.

(b)           DTBC has reserved 20,000 shares of DTBC Stock for issuance upon the exercise of stock option grants pursuant to the terms of the Amended and Restated Delta Trust & Banking Corporation Stock Option Plan (“DTBC Option Plan”), of which options for 7,236 shares (“DTBC Options”) have been granted to various executive officers of DTBC and its subsidiaries and are currently outstanding.  No additional options will be granted under DTBC Option Plan, and all DTBC Options will, prior to or at the Effective Date, be terminated by the payment by DTBC of cash per share of DTBC Stock equal to the difference between the Optional Per Share Cash Amount minus the amount to be paid upon exercise of the DTBC Options (“Net Cash Settlement of DTBC Options”).

(c)           DTBC has reserved 5,685 shares of DTBC Stock for issuance upon the exercise of stock warrants granted to certain executive officers of DTBC, and Delta Trust and Banking Corporation Common Stock Purchase Warrants for 5,685 shares (“DTBC Warrants”) have been granted and are currently outstanding.  No additional warrants for shares of DTBC Stock will be granted, and all DTBC Warrants will, prior to or at the Effective Date, be terminated by the payment by DTBC of cash per share of DTBC Stock equal to the difference between the Optional Per Share Cash Amount minus the amount to be paid upon exercise of the DTBC Warrants (“Net Cash Settlement of DTBC Warrants”).

Section 1.05                      Rights; Voting Debt.  Except for (i) the SFNC Stock Comp. Plans, (ii) DTBC Option Plan, (iii) DTBC Warrants, and (iv) the transactions contemplated under this Agreement, neither SFNC nor DTBC has any shares of its capital stock reserved for issuance, any outstanding option, call or commitment relating to shares of its capital stock or any outstanding securities, obligations or agreements convertible into or exchangeable for, or giving any person any right (including, without limitation, preemptive rights) to subscribe for or acquire from it, any shares of its capital stock (collectively, “Rights”).  Neither DTBC nor SFNC nor any of their respective subsidiaries have any bonds, debentures, notes or other indebtedness issued and outstanding, having the right to vote, or convertible into securities having the right to vote, on any matters on which shareholders may vote (“Voting Debt”).

Section 1.06                      Materiality.  Unless the context otherwise requires, any reference in this Agreement to materiality with respect to either party shall, as to DTBC, be deemed to be with respect to DTBC and its wholly owned subsidiary, DTB, taken as a whole, and as to SFNC shall be deemed to be with respect to SFNC and its subsidiaries, taken as a whole.

Section 1.07                      Merger.  The Board of Directors of SFNC and the Board of Directors of DTBC have each determined that it is desirable and in the best interests of the corporations and their respective shareholders that DTBC merge with and into SFNC (“Merger”) on the terms and subject to the conditions set forth in this Agreement.

In consideration of their mutual promises and obligations hereunder, and intending to be legally bound hereby, SFNC and DTBC adopt and make this Agreement and prescribe the terms and conditions hereof and the manner and basis of carrying it into effect, which shall be as follows:

ARTICLE II
MERGER

Section 2.01                      Merger.  On the Effective Date, as defined in Section 8.01, DTBC will merge with and into SFNC, with SFNC being the surviving corporation (“Surviving Corporation”), pursuant to the provisions of, and with the effects provided in, the Arkansas Business Corporation Act (“ABCA”). At the Effective Time, the articles of incorporation and bylaws of SFNC, as the Surviving Corporation, shall be the articles of incorporation and bylaws of SFNC as in effect immediately prior to the Effective Time; the directors and officers of SFNC shall be the directors and officers of the Surviving Corporation; SFNC shall continue to possess all of the rights, privileges and franchises possessed by it and shall become vested with and possess all rights, privileges and franchises possessed by DTBC; and SFNC shall be responsible for all of the liabilities and obligations of DTBC in the same manner as if SFNC had itself incurred such liabilities or obligations, and the Merger shall not affect or impair the rights of the creditors or of any persons dealing with SFNC or DTBC.

Section 2.02                      Conversion of Securities.

(a)           Definitions.

(i)  “Exchange Ratio” shall mean 15.1428, subject to adjustment as provided in Section 2.03.

(ii)  “Option Share Reduction” shall mean 54,102, subject to adjustment as provided in Section 2.03.

(iii)  “Net Option and Warrant Cost” shall mean $1,947,669, subject to adjustment as provided in Section 2.03.

(iv)   “Merger Consideration” shall mean the number of whole shares of SFNC Stock, if any, which such holder has the right to receive in respect of the shares of DTBC Stock so held in accordance with Sections 2.02 and 2.03, plus, cash, if any, in an amount which such holder has the right to receive in respect of the shares of DTBC Stock in accordance with Sections 2.02 and 2.03, plus cash in lieu of fractional shares of SFNC Stock to which such holder is entitled pursuant to Section 2.02, plus any dividends or other distributions to which such holder is entitled pursuant to Section 2.04(c).

(b)           Subject to the other provisions of this Section 2.02 and Section 2.03, upon consummation of the Merger at the Effective Time, by virtue of the Merger each share of DTBC Stock issued and outstanding immediately prior to the Effective Time (excluding any Dissenting Shares, as defined in Section 2.06) shall be converted into (i) the right to receive that number of shares of SFNC Stock as shall equal the Exchange Ratio (“Default Per Share Stock Allocation”), (ii) the right to receive in cash a sum equal to the product of 15.1428 multiplied by $36.00, or $545.14 without interest (“Optional Per Share Cash Amount”), or (iii) the right to receive a combination of shares of SFNC Stock and cash as elected, subject to Section 2.02(e) or Section 2.02(f).  All shares of DTBC Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously evidencing any such shares shall thereafter represent the right to receive the Merger

Consideration. The holders of certificates previously evidencing shares of DTBC Stock, outstanding immediately prior to the Effective Time, shall cease to have any rights with respect to such shares of DTBC Stock except as otherwise provided herein or by law. Such certificates previously evidencing shares of DTBC Stock shall be exchanged for (i) certificates evidencing whole shares of SFNC Stock issued in consideration therefor, (ii) cash, or (iii) a combination of SFNC Stock and cash, in each case in accordance with the election and allocation procedures of this Section 2.02 and upon the surrender of such certificates in accordance with the provisions of Section 2.04, without interest. No fractional shares of SFNC Stock shall be issued, and, in lieu thereof, a cash payment shall be made pursuant to Section 2.04.

(c)           The aggregate amount of cash to be paid in respect of shares of DTBC Stock to be converted into the right to receive cash shall not exceed $10,052,331, such amount being subject to adjustment in accordance with Section 2.03 and for any reduction in the amount of the Optional Per Share Cash Amount for each Dissenting Share, as defined in Section 2.06 (“Net Cash Consideration”).

(d)           At the Effective Time, each record holder of shares of DTBC Stock will be entitled to receive, for each share of DTBC Stock owned, the Default Per Share Stock Allocation, without any further action by such holder (“Default Election”).  Alternatively, subject to the allocation and election procedures set forth in this Section 2.02, each record holder of shares of DTBC Stock will be entitled to make an optional election:  (i) to receive cash (“Optional Cash Election”) for all of such holder’s shares, or (ii) to make an Optional Cash Election for a specified number of such holder’s shares and to receive SFNC Stock (“Optional Stock Election”) for the balance of such holder’s shares.  All such elections shall be made on a form designed for that purpose (“Form of Election”).  Any record holder which does not make a timely optional election shall be deemed to have made a Default Election.  Holders of record of shares of DTBC Stock who hold such shares as nominees, trustees or in other representative capacities (“Representative”) may submit multiple Forms of Election, provided that such Representative certifies that each such Form of Election covers the shares of DTBC Stock held by the Representative for a particular beneficial owner.  Notwithstanding the number of shares for which Optional Cash Elections and Optional Stock Elections are made, the aggregate amount of cash to be paid as consideration pursuant to the Merger (except as modified pursuant to Section 2.03) shall not exceed the Net Cash Consideration (plus cash paid in lieu of fractional shares) and the aggregate number of shares of SFNC Stock issued shall not be less than 1,416,667 nor more than 1,695,898 (in each case subject to adjustment for any adjustment to the Option Share Reduction and for the fractional shares redeemed for cash).

(e)           If (A) the product of (x) the number of shares of DTBC Stock covered by Optional Cash Elections (“Optional Cash Election Shares”) multiplied by (y) the Optional Per Share Cash Amount (such product being herein called “Optional Cash Election Amount”) would otherwise exceed (B) the Net Cash Consideration, the Optional Cash Election Shares shall be converted into the right to receive cash and SFNC Stock in the following manner:

Each of the Optional Cash Election Shares shall be converted into the right to receive (i) cash in an amount equal to the quotient of the (x) Net Cash Consideration divided by (y) the Optional Cash Election Shares, and (ii) shares of SFNC Stock, equal to the quotient of (x) the difference between the Optional Cash Election Amount and the Net Cash

Consideration divided by (y) the product of the Optional Cash Election Shares multiplied by $36.00.

(f)           In the event that Section 2.02(e) above is not applicable, all Optional Cash Election Shares shall be converted into the right to receive cash.

(g)           Optional elections shall be made by holders of DTBC Stock by mailing to DTBC or Simmons First Trust Company, N.A. (“Exchange Agent”) the Form of Election delivered to the DTBC shareholders with the Prospectus/Proxy Statement for the Merger.  To be effective, a Form of Election must be properly completed, signed and submitted by the shareholder (or by an appropriate trust company in the United States or a member of a registered national securities exchange or the National Association of Securities Dealers, Inc. (“NASD”)) to DTBC or the Exchange Agent not later than seven (7) days following the date of the DTBC shareholders’ meeting at which the Merger is approved (“Election Deadline”).  Upon receipt of any Form of Election by DTBC, it shall immediately forward same to the Exchange Agent.  SFNC will have the discretion, which it may delegate in whole or in part to the Exchange Agent, to determine whether Forms of Election have been properly completed, signed and submitted or revoked, and to disregard immaterial defects in Forms of Election.  The decision of SFNC, or the Exchange Agent, in such matters shall be conclusive and binding, absent manifest error.  Neither SFNC nor the Exchange Agent will be under any obligation to notify any person of any defect in a Form of Election submitted to the Exchange Agent.  The Exchange Agent shall also make all computations contemplated by this Section 2.02 and all such computations shall be conclusive and binding on the holders of DTBC Stock, absent manifest error.

(h)           For the purposes hereof, a holder of DTBC Stock who does not submit a Form of Election which is received by the Exchange Agent prior to the Election Deadline shall be deemed to have made a Default Election.  If SFNC or the Exchange Agent shall determine that any purported Optional Cash Election or Optional Stock Election was not properly made, such purported election shall be deemed to be of no force and effect and the shareholder making such purported election shall for purposes hereof, be deemed to have made a Default Election.

(i)           SFNC and DTBC shall mail the Form of Election with the Prospectus/Proxy Statement to all holders of DTBC Stock on or after the record date for the DTBC shareholders meeting and make the Form of Election available to all persons who become holders of DTBC Stock subsequent to such day and no later than the close of business on the business day prior to the Election Deadline.  All elections may be revoked until the Election Deadline.

(j)           Each share of DTBC Stock held in the treasury of DTBC and each share of DTBC Stock owned by any direct or indirect wholly owned subsidiary of DTBC immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no payment shall be made with respect thereto.

Section 2.03.                         Adjustment to Computation of Merger Consideration.

(a)           The aggregate number of shares of SFNC Stock to be exchanged for each share of DTBC Stock shall be adjusted appropriately to reflect any change in the number of shares of SFNC Stock by reason of any stock dividends or splits, reclassification, recapitalization or conversion with respect to SFNC Stock, received or to be received by holders of SFNC Stock, when the record date or payment occurs prior to the Effective Time. No adjustment of the Exchange Ratio shall occur by reason of issuance of (i) any SFNC Comp. Shares under the SFNC Stock Comp. Plans or (ii) the issuance of any SFNC Stock for cash in a public offering.

(b)           The aggregate number of shares of SFNC Stock to be exchanged for each share of DTBC Stock shall be adjusted appropriately to reflect any change in the number of shares of DTBC Stock by reason of any stock dividends or splits, reclassification, recapitalization or conversion with respect to DTBC Stock, received or to be received by holders of DTBC Stock, when the record date or payment occurs prior to the Effective Time.  All outstanding options relating to the DTBC Option Shares and all outstanding warrants related to the DTBC Warrant Shares shall be settled in cash prior to the Effective Time.  The Exchange Ratio, Option Share Reduction and Net Option and Warrant Cost set forth in Section 2.02 (a) above, are based upon DTBC having 111,994 shares of DTBC Stock outstanding at the Effective Time, and 7,236 DTBC Options and 5,685 DTBC Warrants being settled for cash prior to, and therefore no longer outstanding at, the Effective Time. If the number of outstanding shares of DTBC Stock, the number of DTBC Options settled for cash or the number of DTBC Warrants settled for cash, as of the Effective Time differs from the foregoing, then the Exchange Ratio, Option Share Reduction, the Net Option and Warrant Cost and Net Cash Consideration shall be adjusted accordance with the following formulas:

(i)  The Exchange Ratio shall mean the number (computed to four decimal places) that shall equal the quotient of (A) 1,750,000 minus the Option Share Reduction, divided by (y) the number of shares of DTBC Stock outstanding at the Effective Date (excluding Dissenting Shares).

(ii)  The Option Share Reduction shall mean the number of shares of SFNC Stock as shall be equal to the quotient of (x) the Net Option and Warrant Cost divided by (y) $36.00.

(iii)  The Net Option and Warrant Cost shall mean the sum of (x) DTBC’s net after-tax cost of the Net Cash Settlement of DTBC Options plus (y) DTBC's net after-tax cost of the Net Cash Settlement of DTBC Warrants, as reviewed and accepted by the certified public accountants of DTBC and SFNC.

(iv) The Net Cash Consideration shall mean $12,000,000 minus the Net Option and Warrant Cost, such amount being subject to adjustment for any reduction in the amount of the Optional Per Share Cash Amount for each Dissenting Share, as defined in Section 2.06,

(c)           In the event (i) the Average Closing Price of SFNC Stock shall be less than $30.60; and (ii) the percentage difference between:

(A) $36.00 (the average of the closing price of SFNC Stock for the twenty (20) consecutive trading days ending on and including January 9, 2014) and (B) the Average Closing Price is not equal to at least 85% of the percentage difference between:

(Y) $39.14 (the average of the closing price of the PowerShares KBW Regional Banking Portfolio (“KBWR”) for the twenty (20) consecutive trading days ending on and including January 9, 2014 and (Z) the average of the closing price of the KBWR (as reported in The Wall Street Journal or, if not reported thereby, another alternative source as chosen by SFNC) for the twenty (20) consecutive trading days ending on and including the tenth (10th) trading day preceding the Effective Date, then DTBC may give notice of its intent to terminate this Agreement as provided in Section 7.01(e) hereof; subject to SFNC’s right, in its sole and absolute discretion, to maintain the Exchange Ratio and opt to pay an additional amount of cash so that, as a result of such adjustment, the Merger Consideration, based on the Average Closing Price, shall be no less than the Minimum Double Trigger Merger Consideration.  If SFNC elects to make the Walkaway Counter Offer (as defined in Section 7.01(e)), it shall give prompt written notice to DTBC of such election (the “Walkaway Counter Offer Notice”).  The Walkaway Counter Offer Notice, if given, shall set forth the amount of the additional cash to be paid and shall include a calculation of the adjusted Merger Consideration.

(d)           Notwithstanding Section 2.03(c), in the event the Average Closing Price shall be less than $28.80, without regard to the performance of the KBWR, then DTBC may give notice of its intent to terminate this Agreement following the procedure outlined in Section 7.01(e) hereof, subject to SFNC’s right, in its sole and absolute discretion, to maintain the Exchange Ratio and opt to pay an additional amount of cash so that, as a result of such adjustment, the Merger Consideration, based on the Average Closing Price, shall be no less than the Minimum Merger Consideration, following the procedures outlined in Section 2.03(c) and Section 7.01(e) hereof.  Notwithstanding the adjustments provided for in Sections 2.03(c) and 2.03(d), in no event shall SFNC pay aggregate cash consideration in an amount that would jeopardize the ability of the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code.

(e)           In the event (i) the Average Closing Price of SFNC Stock shall be greater than $41.40, and (ii) the percentage difference between:

(A) $36.00 (the average of the closing price of SFNC Stock for the twenty (20) consecutive trading days ending on and including January 9, 2014) and (B) the Average Closing Price is equal to at least 115% of the percentage difference between:

(Y) $39.14 (the average of the closing price of the KBWR for the twenty (20) consecutive trading days ending on and including January 9, 2014) and (Z) the average of the closing price of the KBWR (as reported in The Wall Street Journal or, if not reported thereby, another alternative source as chosen by SFNC) for the twenty (20) consecutive trading days ending on and including the tenth (10th) trading day preceding the Effective Date,

SFNC shall decrease the Exchange Ratio so that as a result of such adjustment, the Merger Consideration, based on the Average Closing Price, shall be no more than Maximum Double Trigger Merger Consideration.

(f)           Notwithstanding Section 2.03(e), in the event the Average Closing Price shall be greater than $43.20, without regard to the performance of the KBWR, then SFNC may give notice of its intent to terminate this Agreement following the procedure outlined in Section 7.01(f) hereof, subject to DTBC’s right, in its sole and absolute discretion, to maintain the Exchange Ratio and opt to accept a decrease in the Exchange Ratio so that, as a result of such adjustment, the Merger Consideration, based on the Average Closing Price, shall be no more than Maximum Merger Consideration following the procedures outlined in Section 2.03(e) and Section 7.01(f) hereof.

(g)           Upon the occurrence of any adjustment pursuant to this Section 2.03, any references in this Agreement to any defined term whose calculation is affected by such adjustment shall thereafter be deemed to refer to the defined term as calculated after giving effect to such adjustment.

(h)           Definitions.

(i)  “Average Closing Price” of SFNC Stock shall be the average of the closing price per share of SFNC Stock on the NASDAQ Global Select Market (as reported in The Wall Street Journal or, if not reported thereby, another alternative source as chosen by SFNC) for the twenty (20) consecutive trading days ending on and including the tenth (10th) trading day preceding the Effective Date.

(ii)  “Minimum Double Trigger Merger Consideration” shall be the sum of (A) the amount of cash to be paid to DTBC shareholders pursuant to their election to receive cash under Section 2.02(c), plus (B) the product of (x) $30.60 multiplied by (y) the number of shares of SFNC Stock to be issued to DTBC shareholders in the Merger.

(iii)  “Minimum Merger Consideration” shall be the sum of (A) the amount of cash to be paid to DTBC shareholders pursuant to their election to receive cash under Section 2.02(c), plus (B) the product of (x) $28.80 multiplied by (y) the number of shares of SFNC Stock to be issued to DTBC shareholders in the Merger.

(iv)  “Maximum Double Trigger Merger Consideration” shall be the sum of (A) the amount of cash to be paid to DTBC shareholders pursuant to their election to receive cash under Section 2.02(c), plus (B) the product of (x) $41.40 multiplied by (y) the number of shares of SFNC Stock to be issued to DTBC shareholders in the Merger.

(v)  “Maximum Merger Consideration” shall be the sum of (A) the amount of cash to be paid to DTBC shareholders pursuant to their election to receive cash under Section 2.02(c), plus (B) the product of (x) $43.20 multiplied by (y) the number of shares of SFNC Stock to be issued to DTBC shareholders in the Merger.

Section 2.04                      Exchange of Certificates.

(a)           Promptly after the Effective Time, SFNC shall deposit, or shall cause to be deposited, with Registrar and Transfer Company (“Transfer Agent”), for the benefit of the holders of shares of DTBC Stock, for exchange in accordance with this Article II, through the Transfer Agent, (i) certificates evidencing a number of shares of SFNC Stock equal to the sum of the shares of SFNC required to be issued as Merger Consideration to the shareholders of DTBC, (ii) cash in the amount equal to the sum of the cash to be paid as Merger Consideration to the shareholders of DTBC, and (iii) cash in the amount of $5,000.00 (“Fractional Share Fund”). In the event the initial sum deposited into the Fractional Share Fund is insufficient to satisfy all payments required to be paid from such fund, then SFNC shall immediately deposit funds to remedy such deficiency.

(b)           Promptly after the Effective Time, SFNC will instruct the Transfer Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time evidenced outstanding shares of DTBC Stock (other than Dissenting Shares) (“Certificates”), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as SFNC may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates evidencing shares of SFNC Stock, cash or a combination thereof. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed, and such other customary documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor (A) certificates evidencing that number of whole shares of SFNC Stock which such holder has the right to receive in respect of the shares of DTBC Stock formerly evidenced by such Certificate in accordance with Section 2.02, (B) cash, if any, in an amount which such holder has the right to receive in respect of the shares of DTBC Stock formerly evidenced by such Certificate in accordance with Sections 2.02 and 2.03, (C) cash in lieu of fractional shares of SFNC Stock to which such holder is entitled pursuant to Section 2.02, and (D) any dividends or other distributions to which such holder is entitled pursuant to Section 2.04(c) and the Certificate so surrendered shall forthwith be canceled.  In the event of a transfer of ownership of shares of DTBC Stock which is not registered in the transfer records of DTBC, a certificate evidencing the proper number of shares of SFNC Stock may be issued and cash paid in accordance with this Article II to a transferee if the Certificate evidencing such shares of DTBC Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid.  Until surrendered as contemplated by this Section 2.04, each Certificate shall be deemed at any time after the Effective Time to evidence only the right to receive upon such surrender the Merger Consideration.

(c)           No dividends or other distributions declared or made after the Effective Time with respect to SFNC Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of SFNC Stock evidenced thereby, and no other part of the Merger Consideration shall be paid to any such holder, until the holder of such Certificate shall surrender such Certificate. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be delivered and paid to the holder of the certificates (i) certificates evidencing whole shares of SFNC Stock issued in exchange therefor, (ii) the cash portion of the Merger Consideration, if any, payable to such holder, including the amount of any cash payable with respect to a fractional share of SFNC Stock to which such holder is entitled pursuant to Section 2.04(b) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of SFNC Stock, and (iii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of SFNC Stock. No interest shall be paid on the Merger Consideration.

(d)           All shares of SFNC Stock issued and cash paid in accordance with the terms hereof shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to such shares of DTBC Stock.

(e)           Any portion of the Fractional Share Fund which remains undistributed to the holders of DTBC Stock on the date six months following the Effective Time shall be delivered to SFNC, upon demand, and any holders of DTBC Stock who have not theretofore complied with this Article II shall thereafter look directly to SFNC for the Merger Consideration to which they are entitled.

(f)           SFNC shall not be liable to any holder of shares of DTBC Stock for any Merger Consideration, whether shares of SFNC Stock, cash or dividends or distributions with respect to SFNC Stock, delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(g)           SFNC shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of DTBC Stock such amounts as SFNC is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by SFNC, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of DTBC Stock in respect of which such deduction and withholding was made by SFNC.

Section 2.05                      Stock Transfer Books.  At the Effective Time, the stock transfer books of DTBC shall be closed and there shall be no further registration of transfers of shares of DTBC Stock thereafter on the records of DTBC. On or after the Effective Time, any certificates presented to the Exchange Agent, Transfer Agent or SFNC for any reason shall be converted into the Merger Consideration.

Section 2.06                      Dissenting Shares.  Notwithstanding any other provisions of this Agreement to the contrary, shares of DTBC Stock that are outstanding immediately prior to the Effective Time and which are held by shareholders who shall have not voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such shares (collectively, the “Dissenting Shares”) in accordance with Subchapter 13 of the ABCA (Ark. Code Ann. § 4-27-1301 et seq.) shall not be converted into or represent the right to receive the  Merger Consideration.  Such shareholders shall be entitled to receive payment of the fair value of such shares of DTBC Stock held by them in accordance with the provisions of such statute, except that all Dissenting Shares held by shareholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to judicial determination of the value of the shares of DTBC Stock under such statute shall have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Merger Consideration, as if such shares of DTBC Stock, upon surrender, in the manner provided in Section 2.04, of the certificate or certificates that formerly evidenced such shares of DTBC Stock.

Section 2.07                      Lost DTBC Stock Certificates.  In the event any Certificate for DTBC Stock shall have been lost, stolen or destroyed, upon receipt of appropriate evidence as to such loss, theft or destruction and to the ownership of such Certificate by the person claiming such Certificate to be lost, stolen or destroyed and the receipt by SFNC of appropriate and customary indemnification, SFNC will issue in exchange for such lost, stolen or destroyed Certificate, a certificate of shares of SFNC Stock and the cash payment, if any, deliverable in respect thereof as determined in accordance with this Article II.

Section 2.08                      Options and Rights. Other than the options and warrants described in Section 1.04(b) and (c) above granted pursuant to the DTBC Option Plan and the DTBC Warrants, there are no options, warrants or rights granted by DTBC to purchase shares of DTBC Stock, which are outstanding and unexercised and there are no outstanding securities issued by DTBC, or any other party, convertible into DTBC Stock.

ARTICLE III
ACTIONS PENDING MERGER

Section 3.01                      Required Actions Pending Merger.  DTBC hereby covenants and agrees with SFNC that prior to the Effective Time, unless the prior written consent of SFNC shall have been obtained, and except as otherwise contemplated herein, DTBC will and will cause each of its subsidiaries to:

(a)           upon the direction of SFNC, give all required notices, make all necessary amendments and cause its Board of Directors to adopt a resolution merging the DTB 401(k) Plan  with and into the Simmons First National Corporation 401(k) Plan contingent upon the consummation of the Merger to be effective on or immediately following the Effective Date, and upon terms which at least maintain and protect the accrued rights and participation of all DTBC employees as of the Effective Date, to pay any and all termination, early withdrawal penalties or similar fees with respect to the termination of the plan and take all reasonable steps to preclude SFNC from having any liability to or under the plan, other than liabilities which arise from its actions related to the merger of the plans;

(b)           use commercially reasonable efforts to preserve intact their business organization and assets, maintain their rights and franchises, retain the services of their officers and key employees, except that they shall have the right to lawfully terminate the employment of any officer or key employee if such termination is in accordance with DTBC’s existing employment procedures;

(c)           use commercially reasonable efforts to maintain and keep their properties in as good repair and condition as at present, except for depreciation due to ordinary wear and tear;

(d)           use commercially reasonable efforts to keep in full force and effect insurance and bonds comparable in amount and scope of coverage to that now maintained;

(e)           perform in all material respects all obligations required to be performed by them under all material contracts, leases, and documents relating to or affecting their assets, properties, and business; and

(f)           give SFNC notice of all meetings of the board of directors of DTBC and each of its subsidiaries, allow SFNC to have a non-voting representative at each such meeting, provided, however, such representative shall be subject to exclusion from any portion of any such meeting during any discussion or action concerning the Merger or to the extent that DTBC’s legal counsel advises the DTBC directors that permitting SFNC’s presence would constitute a breach of their fiduciary duties, and provide SFNC with all written materials and communications provided to the directors in connection with such meetings.

Section 3.02                      Prohibited Actions Pending Merger.  Except as specifically contemplated by this Agreement, from the date hereof until the earlier of the termination of the Agreement or the Effective Time, DTBC shall not do, and DTBC will cause each of its subsidiaries not to do, without the prior written consent of SFNC, any of the following:

(a)           make, declare or pay any dividend on DTBC Stock, other than dividends consistent with historic practices or declare or make any distribution on, or directly or indirectly combine, redeem, reclassify, purchase or otherwise acquire, any share of its capital stock (other than in a fiduciary capacity or in respect of a debt previously contracted in good faith) or authorize the creation or issuance of or issue or sell or permit any subsidiary to issue or sell any additional shares of DTBC’s capital stock (other than shares of DTBC stock issued upon exercise of options  or warrants previously granted under the DTBC Option Plan or DTBC Warrant Plan) or the capital stock of any subsidiary, or any options (including options under the DTBC Option Plan), warrants (including warrants under the DTBC Warrant Plan), calls or commitments relating to its capital stock or the capital stock of any subsidiary, or any securities, obligations or agreements convertible into or exchangeable for, or giving any person any right to subscribe for or acquire, shares of its capital stock or the capital stock of any of its subsidiaries;

(b)           hire any additional staff, except for personnel hired at an hourly rate to fill vacancies or for seasonal part time staff, in accordance with past practices, provided that DTBC in its hiring process  shall communicate with SFNC concerning the utilization of staff previously displaced from SFNC in making hiring decisions;

(c)           enter into or permit any subsidiary to enter into any employment contracts with, pay any bonus to, or increase the rate of compensation of, any of its directors, officers or employees, except in the ordinary course of business consistent with the past practice or existing plans;

(d)           except as directed by SFNC consistent with the terms of this Agreement, enter into or modify or permit any subsidiary to enter into or modify (except as may be required by applicable law and except for the renewal of any existing plan or arrangement in the ordinary course of business consistent with past practice) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or other employees;

(e)           except as contemplated by Section 5.01(m), substantially modify the manner in which it and its subsidiaries have heretofore conducted their business, taken as a whole, or amend its articles of incorporation or by-laws;

(f)           except in the ordinary course of business, acquire any assets or business or take any other action, that considered as a whole is material to DTBC on a consolidated basis;

(g)           acquire any investment securities (other than U.S. Treasury Securities, Arkansas municipal securities, or  U.S. Agency securities which are traditional fixed rate debt securities);

(h)           sell or purchase any securities in the aggregate amount of $250,000, except for purchases related to the re-investment of proceeds of matured securities which are in compliance with the investment policies of DTBC;

(i)           except in their fiduciary capacities, purchase any shares of SFNC Stock;

(j)           except as contemplated by Section 5.01(m), change any method of accounting in effect at December 31, 2013, or change any method of reporting income or deductions for federal income tax purposes from those employed in the preparation of the federal income tax returns for the taxable year ending December 31, 2013, except as may be required by law or generally accepted accounting principles;

(k)           knowingly take any action which would or is reasonably likely to (i) adversely affect the ability of either of SFNC or DTBC to obtain any necessary approvals of governmental authorities required for the transactions contemplated hereby; (ii) adversely affect DTBC’s ability to perform its covenants and agreements under this Agreement; or (iii) result in any of the conditions to the Merger set forth herein not being satisfied;

(l)           except as provided in Section 3.05 hereof, make or renew any single loan or series of loans, to one borrower or a related group of borrowers in an aggregate amount greater than $250,000;

(m)           sell or dispose of any other real estate owned or other properties acquired in foreclosure or otherwise in the ordinary collection of indebtedness owed to DTBC or its subsidiaries, having a book value in excess of $100,000, or pursuant to which DTBC or any of its subsidiaries would incur a loss in excess of $50,000; or

(n)           sell or dispose of any fixed assets of DTBC or its subsidiaries having a book value in excess of $25,000;

(o)           terminate any lease on fixed assets currently in use by DTBC or its subsidiaries or which would cause DTBC or its subsidiaries to incur costs, expenses or charges related to the termination in excess of $25,000;  or

(p)           directly or indirectly agree to take any of the foregoing actions.

Section 3.03                      Conduct of DTBC to Date.  Except as contemplated by this Agreement or as disclosed in DTBC’s Disclosure Letter (as hereafter defined) delivered to SFNC contemporaneously with the execution and delivery of this Agreement, from and after December 31, 2013 through the date of this Agreement:

(a)           DTBC and DTB have carried on their respective businesses in the ordinary and usual course consistent with past practices,

(b)           neither DTBC nor DTB have issued or sold any capital stock (other than stock issued upon the exercise of options or warrants issued under the DTBC Option Plan or the DTBC Warrants) or issued or sold any corporate debt securities which would be classified as long term debt on the balance sheet of DTBC or DTB,

(c)           DTBC has not declared, set aside, or paid any cash or stock dividend or distribution in respect of its capital stock, except for a dividend declared and paid in January 2014 in the amount of $10.14 per share,

(d)           neither DTBC nor DTB incurred any material obligation or liability (absolute or contingent), except normal trade or business obligations or liabilities incurred in the ordinary course of business, or in conjunction with this Agreement, or mortgaged, pledged, or subjected to lien, claim, security interest, charge, encumbrance or restriction any of its assets or properties,

(e)           neither DTBC nor DTB has discharged or satisfied any material lien, mortgage, pledge, claim, security interest, charges, encumbrance, or restriction or paid any material obligation or liability (absolute or contingent), other than in the ordinary course of business,

(f)           neither DTBC nor DTB has sold, assigned, transferred, leased, exchanged, or otherwise disposed of any of its properties or assets other than for a fair consideration in the ordinary course of business,

(g)           neither DTBC nor DTB increased the rate of compensation of, or paid any bonus to, any of its directors, officers, or other employees, except merit or promotion increases, in accordance with existing policy; entered into any new, or amended or supplemented any existing, employment, management, consulting, deferred compensation, severance, or other similar contract; adopted, entered into, terminated, amended or modified any employee benefit plan in respect of any of present or former directors, officers or other employees; or agreed to do any of the foregoing,

(h)           neither DTBC nor DTB has suffered any material damage, destruction, or loss, whether as the result of flood, fire, explosion, earthquake, accident, casualty, labor trouble, requisition or taking of property by any government or any agency of any government, windstorm, embargo, riot, act of God, or other similar or dissimilar casualty or event or otherwise, whether or not covered by insurance,

(i)           neither DTBC nor DTB has canceled or compromised any debt to an extent exceeding $50,000 owed to it or any of its subsidiaries or any claim to an extent exceeding $50,000 asserted by DTBC or any of its subsidiaries,

(j)           neither DTBC nor DTB has entered into any transaction, contract, or commitment outside the ordinary course of its business,

(k)           neither DTBC nor DTB has entered, or agreed to enter, into any agreement or arrangement granting any preferential right to purchase any of its material assets, properties or rights or requiring the consent of any party to the transfer and assignment of any such material assets, properties or rights,

(l)           there has not been any change in the method of accounting or accounting practices of DTBC or any of its subsidiaries, and

(m)           DTBC and DTB have kept all records substantially in accordance with its record retention policy and has not received any comment, notice or criticism by any bank regulatory agency which would lead a reasonable person to believe that such policy is not substantially in compliance with regulatory and statutory requirements and customary industry standards and have retained such records for the periods required by its policy.

Section 3.04                      Cash Settlement of DTBC Options and DTBC Warrants.  Prior to or at the Effective Date, DTBC shall pay to the holders of the outstanding DTBC Options and DTBC Warrants their respective Net Cash Settlements, and shall take such further steps as SFNC may require to evidence that, prior to the Effective Time, all DTBC Options and all DTBC Warrants have been terminated.

Section 3.05                      Certain Loans.  SFNC shall designate a representative to be present at DTB’s officers loan committee meetings.  That representative shall receive the same information as to each such prospective loan that DTB’s officer's loan committee receive and, if the representative does not object to DTB’s making such loan at the time it is presented to DTB’s officers loan committee for approval, such loan will be deemed to have been consented to by SFNC for purposes of Section 3.02(l) hereof.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES

Section 4.01                      Representations and Warranties.  Except as disclosed by DTBC or SFNC, as appropriate in their respective Disclosure Letters (the “Disclosure Letter”) to be delivered to each other contemporaneously with the execution and delivery of this Agreement, SFNC, for itself and its subsidiaries, to the extent applicable to such subsidiaries, represent and warrant to DTBC, and, DTBC, for itself and DTB, to the extent applicable to DTB, represent and warrant to SFNC, that:

(a)           The facts set forth in Article I of this Agreement with respect to it are true and correct.

(b)           All of the outstanding shares of capital stock of it and its subsidiaries are duly authorized, validly issued and outstanding, fully paid and non-assessable, and are subject to no preemptive rights.

(c)           Each of it and its subsidiaries has the power and authority, and is duly qualified in all jurisdictions, except for such qualifications the absence of which will not have a Material Adverse Effect (as hereinafter defined) where such qualification is required, to carry on its business as it is now being conducted and to own all its material properties and assets, and it has all federal, state, local, and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now being conducted, except for such powers and authorizations the absence of which, either individually or in the aggregate, would not have a Material Adverse Effect.

(d)           The shares of capital stock of each of its subsidiaries are owned by it free and clear of all liens, claims, encumbrances and restrictions on transfer and there are no Rights with respect to such capital stock.

(e)           The Boards of Directors of SFNC and DTBC have, by all appropriate action, approved this Agreement and the Merger.  Subject, in the case of DTBC, to the receipt of approval of its shareholders, and subject to receipt of required regulatory approvals, this Agreement is a valid and binding agreement of it enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(f)           The execution, delivery and performance of this Agreement by it does not, and the consummation of the transactions contemplated hereby by it will not, constitute (i) a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of it or its subsidiaries or to which it or its subsidiaries (or any of their respective properties) is subject, which breach, violation or default is reasonably likely to have a material adverse effect on the condition, financial or otherwise, properties, results of operations or business of it and its subsidiaries, taken as a whole or on its ability to perform its obligations hereunder and to consummate the transactions contemplated hereby (“Material Adverse Effect”), or enable any person to enjoin any of the transactions contemplated hereby or (ii) a breach or violation of, or a default under, the articles of incorporation or by-laws of it or any of its subsidiaries; and the consummation of the transactions contemplated hereby will not require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license or the consent or approval of any other party to any such agreement, indenture or instrument, other than the required approvals of applicable regulatory authorities referred to in Section 6.01(b) and (c) and the approval of the shareholders of DTBC referred to in Section 4.01(e) and any consents and approvals the absence of which will not have a Material Adverse Effect.

(g)           In the case of SFNC, as of their respective dates, neither its Annual Report on form 10-K for the fiscal year ended December 31, 2013, nor any other document filed subsequent to December 31, 2012 under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), each in the form, including exhibits, filed with the SEC, and the Statements of Condition filed on behalf of its subsidiaries with the state and federal banking agencies during 2011, 2012, 2013 and 2014, (collectively, the “SFNC Reports”), do not and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.  Each of the balance sheets in or incorporated by reference into the SFNC Reports, including the related notes and schedules, fairly presents the financial position of the entity or entities to which it relates as of its date and each of the statements of operations and retained earnings and of cash flow and changes in financial position or equivalent statements in or incorporated by reference into the SFNC Reports, including any related notes and schedules, fairly presents the results of operations, retained earnings and cash flows and changes in financial position, as the case may be, of the entity or entities to which it relates for the periods set forth therein, subject, in the case of unaudited interim statements or reports to normal year-end audit adjustments that are not material in amount or effect, in each case in accordance with generally accepted accounting principles applicable to bank holding companies consistently applied during the periods involved, except as may be noted therein. It has no material obligations or liabilities, contingent or otherwise, except as disclosed in the SFNC Reports, and its consolidated allowance for loan and lease losses, as shown on its most recent balance sheet or statement of condition contained in the SFNC Reports was adequate, as of the date thereof, within the meaning of generally accepted accounting principles and safe and sound banking practices.

(h)           In the case of DTBC, its audited financial statements for the fiscal year ended December 31, 2012 (“DTBC Audited Financial Statements”), including the related notes and schedules, fairly present the financial position of the entity or entities to which it relates as of its date and each of the statements of operations and retained earnings or equivalent statements in the DTBC Audited Financial Statements, including any related notes and schedules, fairly present the results of operations and retained earnings, as the case may be, of the entity or entities to which it relates for the periods set forth therein in each case in accordance with generally accepted accounting principles applicable to bank holding companies consistently applied during the periods involved, except as may be noted therein.  In the case of DTB, its Statements of Condition filed with the state and federal bank agencies during 2011, 2012, 2013 and 2014 were prepared in material compliance with the instructions therefor and are not known by DTBC management to contain any material errors or misstatements. In the case of DTBC and its subsidiaries, the unaudited monthly financial reports prepared subsequent to December 31, 2012 fairly present the results of operations and the financial conditions of the entity or entities to which it relates, except that the financial reports do not contain any and all footnotes required by generally accepted accounting principles and are subject to normal year-end adjustments that are not material in amount or effect.  It has no material obligations or liabilities, contingent or otherwise, not disclosed in the DTBC Audited Financial Statements or any subsequent unaudited monthly financial interim of DTB or DTBC, and its consolidated allowance for loan and lease losses, as shown on its most recent balance sheet or statement of condition was adequate in the judgment of DTBC’s management, as of the date thereof, within the meaning of generally accepted accounting principles and safe and sound banking practices to absorb reasonably expected losses in the loan portfolio of DTB.

(i)           Since December 31, 2013, in the case of SFNC and DTBC, there has been no material adverse change in the financial condition of either SFNC and its subsidiaries, taken as a whole, or DTBC and its subsidiaries, taken as a whole.

(j)           All material federal, state, local, and foreign tax returns required to be filed by or on behalf of it or any of its subsidiaries have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such returns filed are complete and accurate in all material respects.  All taxes shown on returns filed by it have been paid in full or adequate provision has been made for any such taxes on its balance sheet in accordance with generally accepted accounting principles. As of the date of this Agreement, there is no audit examination, deficiency, or refund litigation with respect to any taxes of it that would result in a determination that would have a Material Adverse Effect. All taxes, interest, additions, and penalties due with respect to completed and settled examinations or concluded litigation relating to it have been paid in full or adequate provision has been made for any such taxes on its balance sheet in accordance with generally accepted accounting principles.

It has not executed an extension or waiver of any statute of limitations on the assessment or collection of any material tax due that is currently in effect.

(k)           (i)  No material litigation, proceeding or controversy before any court or governmental agency is pending, and there is no pending claim, action or proceeding against it or any of its subsidiaries, which in its reasonable judgment is likely to have a Material Adverse Effect or to prevent consummation of the transactions contemplated hereby, and, to the best of its knowledge, no such litigation, proceeding, controversy, claim or action has been threatened or is contemplated, and (ii) neither it nor any of its subsidiaries is subject to cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of, federal or state governmental authorities charged with the supervision or regulation of banks or bank holding companies or engaged in the insurance of bank deposits (“Bank Regulators”), nor has it been advised by any Bank Regulator that it is contemplating issuing or requesting, or is considering the appropriateness of issuing or requesting, any such order, directive, written agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter, board resolution or similar understanding.

(l)           Except for this Agreement, and arrangements made in the ordinary course of business, neither DTBC nor DTB is bound by any material contract, as defined in Item 601(b)(10)(i) and (ii) of Regulation S-K, to be performed after the date hereof that has not been disclosed to SFNC.

(m)           All employee benefit plans, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), that cover any of its or its subsidiaries’ employees, comply in all material respects with all applicable requirements of ERISA, the Code and other applicable laws; neither it nor any of its subsidiaries has engaged in a prohibited transaction (as defined in Section 406 of ERISA or Section 4975 of the Code) with respect to any such plan which is likely to result in any material penalties or taxes under Section 502(i) of ERISA or Section 4975 of the Code; DTBC has not sponsored or has ever had any obligation to contribute to a plan which is subject to Title IV of ERISA (“pension plan”), or any single-employer plan (as defined in Section 4001(a)(15) of ERISA).

(n)           Each of it and its subsidiaries has good title to its properties and assets, other than property as to which it is lessee, free and clear of any liens, security interests, claims, charges, options or other encumbrances not set forth in the Reports, except such defects in title which would not, in the aggregate, have a Material Adverse Effect and in the case of DTBC substantially all of the buildings and equipment in regular use by DTBC and each of its subsidiaries have been reasonably maintained and are in good and serviceable condition, reasonable wear and tear excepted.

(o)           It knows of no reason why the regulatory approvals referred to in Sections 6.01(b) and (c) should not be obtained without the imposition of any condition of the type referred to in the proviso following Sections 6.01(b) and (c).

(p)           It and each of its subsidiaries have all permits, licenses, certificates of authority, orders, and approvals of, and have made all filings, applications, and registrations with, federal,

state, local, and foreign governmental or regulatory bodies that are required in order to permit it to carry on its business as it is presently conducted and the absence of which would have a Material Adverse Effect; all such permits, licenses, certificates of authority, orders, and approvals are in full force and effect, and to the best knowledge of it no suspension or cancellation of any of them is threatened.

(q)           In the case of SFNC, the shares of SFNC Stock to be issued pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and subject to no preemptive rights.

(r)           Neither it nor any of its subsidiaries is a party to, or is bound by, any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization, nor is it or any of its subsidiaries the subject of a proceeding asserting that it or any such subsidiary has committed an unfair labor practice or seeking to compel it or such subsidiary to bargain with any labor organization as to wages and conditions of employment, nor is there any strike or other labor dispute involving it or any of its subsidiaries pending or threatened.

(s)           Except for the retention of Commerce Street Capital, LLC by DTBC, neither DTBC nor any of its subsidiaries, nor any of their respective officers, directors, or employees, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions, or finder’s fees, and no broker or finder has acted directly or indirectly for it or any of its subsidiaries, in connection with this Agreement or the transactions contemplated hereby.

(t)           The information to be supplied by it for inclusion in (i) the Registration Statement on Form S-4 and/or such other form(s) as may be appropriate to be filed under the Securities Act of 1933, as amended (“Securities Act”), with the SEC by SFNC for the purpose of, among other things, registering the SFNC Stock to be issued to the shareholders of DTBC in the Merger (“Registration Statement”), or (ii) the proxy statement to be distributed in connection with DTBC’s meeting of its shareholders to vote upon this Agreement, as amended or supplemented from time to time (“Proxy Statement”), and together with the prospectus included in the Registration Statement, as amended or supplemented from time to time, (“Proxy Statement/Prospectus”) will not at the time such Registration Statement becomes effective, and in the case of the Proxy Statement/Prospectus at the time it is mailed and at the time of the meeting of shareholders contemplated under this Agreement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(u)           For purposes of this section, the following terms shall have the indicated meaning:

“Environmental Law” means any federal, state or local laws statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any governmental entity relating to (i) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, plant and animal life or any other natural resource), and/or (ii) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances. The term Environmental Law includes without limitation (i) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. 9601, et seq., the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901, et seq., the Clean Air Act, as amended, 42 U.S.C. 7401, et seq., the Federal Water Pollution Control Act, as amended, 33 U.S.C. 1251, et seq., the Toxic Substances Control Act, as amended, 15 U.S.C. 9601, et seq., the Emergency Planning and Community Right to Know Act, 42 U.S.C. 11001, et seq., the Safe Drinking Water Act, 42 U.S.C. 300f, et seq., all comparable state and local laws, and (ii) any common law, including without limitation common law that may impose strict liability, that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Hazardous Substance.

“Hazardous Substance” means any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any material containing any such substance as a component. Hazardous Substances include without limitation petroleum or any derivative or by-product thereof, asbestos, radioactive material, and polychlorinated biphenyls.

“Properties Owned” means those properties owned or operated by SFNC or DTBC or any of their subsidiaries.

(i)  To the best knowledge of it and its subsidiaries, neither it nor any of its subsidiaries has been or is in violation of or liable under any Environmental Law, except any such violations or liabilities which would not reasonably be expected to singly or in the aggregate have a Material Adverse Effect;

(ii)  To the best knowledge of it and its subsidiaries, none of the Properties Owned by it or its subsidiaries has been or is in violation of or liable under any Environmental Law, except any such violations or liabilities which singly or in the aggregate will not have a Material Adverse Effect; and

(iii)  To the best knowledge of it and its subsidiaries, there are no actions, suits, demands, notices, claims, investigations or proceedings pending or threatened relating to the liability of the Properties Owned by it or its subsidiaries under any Environmental Law, including without limitation any notices, demand letters or requests for information from any federal or state environmental agency relating to any such liabilities under or violations of Environmental Law, except such which will not have, result in or relate to a Material Adverse Effect.

(v)           DTBC does not and is not required to file reports pursuant to the Exchange Act.

(w)           It and its subsidiaries have complied in all material respects with the provisions of the Community Reinvestment Act (“CRA”) and the rules and regulations thereunder, has a CRA rating of not less than satisfactory, and has received no material criticism from regulators with respect to discriminatory lending practices.

Section 4.02                      Representations and Warranties of DTBC.   Except as disclosed in writing in the Disclosure Letter, DTBC, for itself and DTB, to the extent applicable to DTB, to the best of their actual knowledge, represent and warrant to SFNC, that none of DTBC’s or

DTB’s executive management, consisting of J. French Hill, Chairman & CEO, DTBC; Carroll Penick, President, DTBC; Chris Roberts, President, DTB; Jim Shenep, Executive Vice President, DTB; and Bruce Timmons, Chief Financial Officer, DTB, knows of any circumstances, events, commitments, instruments or facts that are known to be misrepresented or intentionally omitted from any instrument, file, or other record of DTBC or any of its subsidiaries, with respect to loans to borrowers which are payable to DTBC or any of its subsidiaries either directly or as a participant. To the best knowledge of DTBC and its subsidiaries and except for such imperfections in documentation which when considered as a whole would not have a Material Adverse Effect on the business, operations or financial condition of any of DTBC or DTB:

(a)           All loans were made for good, valuable and adequate consideration in the normal and ordinary course of business, and the notes and other evidences of indebtedness and any loan agreements or security documents executed in connection therewith are true and genuine and constitute the valid and legally binding obligations of the borrowers to whom the loans were made and are legally enforceable against such borrowers in accordance with their terms subject to applicable bankruptcy, insolvency, reorganization, moratorium, and similar debtor relief laws from time to time in effect, as well as general principles of equity applied by a court of proper jurisdiction, regardless of whether such enforceability is considered in a proceeding in equity or at law;

(b)           The amounts represented to SFNC as the balances owing on the loans are the correct amounts actually and unconditionally owing, are undisputed, and are not subject to any offsets, credits, deductions or counterclaims;

(c)           The collateral securing each loan as referenced in the loan file or a loan officer worksheet, loan summary report or similar interoffice loan documentation is in fact the collateral held by DTBC or DTB to secure each loan;

(d)           DTBC or its subsidiaries have possession of all loan document files and credit files for all loans held by them containing promissory notes and other relevant evidences of indebtedness with original signatures of their borrowers and guarantors;

(e)           DTBC or its subsidiaries hold validly perfected liens or security interests in the collateral granted to them to secure all loans as referenced in the loan officer worksheets, loan summary reports or similar interoffice loan documentation and the loan or credit files contain the original security agreements, mortgages, or other lien creation and perfection documents unless originals of such documents are filed of public record;

(f)           Each lien or security interest of DTBC or its subsidiaries in the collateral held for each loan is properly perfected in the priority described as being held by DTBC or its subsidiaries in the loan officer worksheets, loan summary reports or similar interoffice loan documentation contained in the loan document or credit files;

(g)           DTBC and its subsidiaries are in possession of all collateral that the loan document files or credit files indicate they have in their possession;

(h)           All guaranties granted to DTBC or its subsidiaries to insure payment of loans constitute the valid and legally binding obligations of the guarantors and are enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, and similar debtor relief laws from time to time in effect, as well as general principles of equity applied by a court of proper jurisdiction, regardless of whether in a proceeding in equity or at law; and

(i)           With respect to any loans in which DTBC or any of its subsidiaries have sold participation interests to another bank or financial institution, none of the buyers of such participation interests are in default under any participation agreements.

ARTICLE V
COVENANTS

Section 5.01                      Covenants.  SFNC hereby covenants with and to DTBC, and DTBC hereby covenants with and to SFNC, that:

(a)           It shall use its best efforts in good faith to take or cause to be taken all action necessary or desirable under this Agreement on its part as promptly as practicable so as to permit the consummation of the transactions contemplated by this Agreement at the earliest reasonable date and cooperate fully with the other party hereto to that end;

(b)           In the case of DTBC, it shall (i) take all steps necessary to duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of approving this Agreement as soon as is reasonably practicable; (ii) in each case subject to the fiduciary duties of its directors, recommend as a Board by a majority vote to its shareholders that they approve this Agreement and use its best efforts to obtain such approval; (iii) distribute to its shareholders the Proxy Statement/Prospectus in accordance with applicable federal and state law (except, in the case of SFNC, for state securities laws and “Blue Sky” permits which are covered by Section 5.01(e)); and (iv) cooperate and consult with SFNC with respect to each of the foregoing matters;

(c)           SFNC will file a Registration Statement on form S-4 for the shares to be issued pursuant to the Merger and use its best efforts to have the Registration Statement declared effective and to have such shares authorized for listing on the NASDAQ, subject to official notice of issuance.  DTBC and SFNC will cooperate in the preparation and filing of the Proxy Statement/Prospectus and Registration Statement in order to consummate the transactions contemplated by this Agreement as soon as is reasonably practicable;

(d)           SFNC will advise DTBC, promptly after SFNC receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the shares of SFNC Stock issuable pursuant to this Agreement for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information;

(e)           In the case of SFNC, it shall use its best efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities law or Blue Sky permits and approvals required to carry out the transactions contemplated by this Agreement;

(f)           Subject to its disclosure obligations imposed by law, unless approved by the other party hereto in advance, it will not issue any press release or written statement for general circulation relating to the transactions contemplated hereby;

(g)           It shall promptly furnish the other party with copies of written communications received by it, or any of its respective subsidiaries, Affiliates or Associates (as such terms are defined in Rule 12b-2 under the Exchange Act as in effect on the date hereof), from, or delivered by any of the foregoing to, any governmental body or agency in connection with or material to the transactions contemplated hereby;

(h)           (i)  Upon reasonable notice, it shall, and shall cause each of its subsidiaries to, afford the other party hereto, and its officers, employees, counsel, accountants and other authorized representatives (collectively, such party’s “Representatives”) access, during normal business hours, to all of its and its subsidiaries’ properties, books, contracts, commitments and records; it shall enable the other party’s Representatives to discuss its business affairs, condition, financial and otherwise, assets and liabilities with such third persons, including, without limitation, its directors, officers, employees, accountants, counsel and creditors, as the other party considers necessary or appropriate; and it shall, and it shall cause each of its subsidiaries to, furnish promptly to the other party hereto (A) a copy of each report, schedule and other document filed by it pursuant to the requirements of federal or state securities or banking laws since December 31, 2012, and (B) all other information concerning its business properties and personnel as the other party hereto may reasonably request, provided that no investigation pursuant to this Paragraph (h) or pursuant to that certain Letter from J. French Hill to Robert Fehlman November 12, 2013, pertaining to non-disclosure of confidential information of DTBC and SFNC, shall affect or be deemed to modify any representation or warranty made by, or the conditions to the obligations to consummate this Agreement of, the other party hereto; (ii) it will, upon request, furnish the other party with all information concerning it, its subsidiaries, directors, officers, partners and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement/Prospectus, the Registration Statement or any other statement or application made by or on behalf of SFNC, DTBC or any of their respective subsidiaries to any governmental body or agency in connection with or material to the Merger and the other transactions contemplated by this Agreement; and (iii) it will not use any information obtained pursuant to this Paragraph (h) for any purpose unrelated to the consummation of the transactions contemplated by this Agreement and, if this Agreement is not consummated, it will hold all information and documents obtained pursuant to this Paragraph (h) in confidence unless and until such time as such information or documents otherwise become publicly available or as it is advised by counsel that any such information or document is required by law to be disclosed, and in the event of the termination of this Agreement, it will deliver to the other party hereto all documents so obtained by it and any copies thereof;

(i)           It shall notify the other party hereto as promptly as practicable of (i) any material breach of any of its warranties, representations or agreements contained herein and (ii) any change in its condition (financial or otherwise), properties, business, results of operations or prospects that could have a Material Adverse Effect;

(j)           It shall cooperate and use its best efforts to promptly prepare and file all documentation, to effect all necessary applications, notices, petitions, filings and other documents, and to obtain all necessary permits, consents, approvals and authorizations of all third parties and governmental agencies, including, in the case of SFNC, submission of applications for approval of this Agreement and the transactions contemplated herein to the FRB in accordance with the provisions of the BHC Act, to the Arkansas State Bank Department (“ASBD”) and to any other regulatory agencies as required by law;

(k)           It shall cooperate and use its commercially reasonable efforts to resolve any anti-competitive issues which are anticipated to arise in connection with the Lake Village, Arkansas banking market, including but not limited to offering for sale, negotiation and execution of a branch purchase and assumption agreement for the disposition of DTB’s Eudora branch, provided that DTBC or its subsidiaries shall not be obligated to enter into any disposition agreement for such branch which is not conditioned upon the consummation of the Merger;

(l)           It shall (i) permit the other to review in advance and, to the extent practicable, will consult with the other party on all characterizations of the information relating to the other party and any of its respective subsidiaries, which appear in any filing made with, or written materials submitted to, any third party or any governmental body or agency in connection with the transactions contemplated by this Agreement; and (ii) consult with the other with respect to obtaining all necessary permits, consents, approvals and authorizations of all third parties and governmental bodies or agencies necessary or advisable to consummate the transactions contemplated by this Agreement and will keep the other party informed of the status of matters relating to completion of the transactions contemplated herein;

(m)           Prior to the Effective Date and contingent on the consummation of the Merger, DTBC shall, consistent with generally accepted accounting principles, cause DTB to modify and change its loan, litigation and real estate valuation policies and practices, including loan classifications and levels of reserves and other pertinent accounting entries, so as to be applied consistently on a mutually satisfactory basis with those of SFNC; provided, however, that no such action pursuant to this subsection (m) need be taken unless and until SFNC acknowledges that all conditions to its obligation to consummate the Merger have been satisfied and no such accrual or other adjustment made by DTBC pursuant to the provisions of this subsection (m) shall constitute an acknowledgment by DTBC or create any implication for any purpose, that such accrual or other adjustment was necessary for any purpose other than to comply with the provisions of this subsection (m);

(n)           From and after the Effective Date, SFNC shall cause its  subsidiaries, including DTB, to offer to all persons who were employees of DTBC or DTB, as reflected in the payroll records of such institutions, (except certain senior executive officers which have requested to be excluded from certain retirement plans) immediately prior to the Effective Date and who become employees of SFNC or any of its subsidiaries, including those who remain as employees of DTB immediately following the Effective Date (except certain senior executive officers which have requested to be excluded from certain benefit plans), the right to participate in the employee benefits of SFNC and its subsidiaries (including but not limited to the Simmons First National Corporation Employee Stock Ownership Plan, Simmons First National Corporation 401(k) Plan, and such other benefits as are set forth in the Simmons First National Corporation Personnel Policy Manual) on the same terms as the employees of the other subsidiaries of SFNC.  To the extent permitted by such plans and policies and SFNC’s prior administration of such plans and policies, (i) prior service of employees of DTBC and its subsidiaries will be credited for purposes of eligibility to participate, vesting, and benefit accrual under such plans and policies and (ii) any waiting periods or exclusions pre-existing conditions shall be waived;

(o)           In the event the transactions contemplated by this Agreement are not consummated, SFNC agrees that for a period of eighteen (18) months from and after November 12, 2013, it will not, directly or indirectly (i), either personally or by or through its agent, on behalf of itself or on behalf of any other entity, association or individual, hire, solicit or seek to hire any employee of DTBC or any Subsidiary of DTBC or any individual who was an employee of DTBC or such Subsidiary on November 12, 2013, or in any other manner attempt, directly or indirectly, to persuade any such employee to discontinue his or her status of employment with DTBC or its Subsidiary; provided that the foregoing restriction shall not apply to any person who seeks employment from SFNC after his or her employment with DTBC has been terminated, whether voluntarily or involuntarily, or (ii) make a loan or other extension of credit to pay off any DTB loan in existence on November 12, 2013 to a borrower who is not also a borrower of SFNC or one of its subsidiaries as of that date.  For the purposes of this subsection, the term “Subsidiary” shall mean any other entity whose shares of stock or other securities having a majority of the general voting power in electing the Board of Directors or equivalent governing body of such entity are, at the time as of which any determination is being made, owned by DTBC, either directly or indirectly through one or more other entities constituting Subsidiaries; and

(p)           In the case of SFNC, it will evaluate with DTBC management, the staffing needs of DTB after the Effective Date.  If any positions at DTB are eliminated, SFNC will give the affected employees an opportunity to transfer to other available positions at DTB or other SFNC affiliates. Any such displaced employee who cannot be otherwise accommodated with continued employment will be eligible for the existing SFNC severance program.

ARTICLE VI
CONDITIONS TO CONSUMMATION

Section 6.01                      Mutual Conditions.  The respective obligations of SFNC and DTBC to effect the Merger shall be subject to the satisfaction prior to the Effective Time of the following conditions:

(a)           This Agreement and the transactions contemplated hereby shall have been approved by the requisite votes of the shareholders of DTBC in accordance with applicable law;

(b)           The procurement by SFNC of approval of this Agreement and the transactions contemplated hereby by the FRB and the ASBD and the expiration of any statutory waiting periods without adverse action being taken;

(c)           Procurement of all other regulatory consents and approvals, including, without limitation, any required consents or approvals from the Federal Deposit Insurance Corporation or United States Treasury, Office of the Comptroller of the Currency which are necessary to the consummation of the transactions contemplated by this Agreement; provided, however, that no approval or consent described in Sections 6.01(b) and (c) shall be deemed to have been received if it shall include any conditions or requirements which would reduce the benefits of the transactions contemplated hereby to such a degree that SFNC or DTBC would not have entered into this Agreement had such conditions or requirements been known at the date hereof;

(d)           The satisfaction of all other requirements prescribed by law which are necessary to the consummation of the transactions contemplated by this Agreement;

(e)           No party hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger;

(f)           No statute, rule, regulation, order, injunction or decree shall have been enacted entered, promulgated or enforced by any governmental authority which prohibits, materially restricts or makes illegal consummation of the Merger;

(g)           The Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or an exemption from registration shall be effective; and

(h)           Quattlebaum, Grooms, Tull & Burrow PLLC shall have delivered its opinion to SFNC and DTBC, dated as of the Effective Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that SFNC and DTBC will each be a party to that reorganization. In rendering such opinion, counsel may require and rely upon representations and covenants contained in certificates of officers of SFNC, DTBC and others. SFNC and DTBC will cooperate with each other and counsel in executing and delivering to counsel customary representations letters in connection with such opinion.

Section 6.02                      Additional Conditions for SFNC.  The obligation of SFNC to effect the Merger shall be subject to the satisfaction prior to the Effective Time of the following additional conditions:

(a)           SFNC shall have received an opinion, dated the Effective Date, of DTBC’s counsel in the form and to the effect customarily received in transactions of this type;

(b)           Each of the representations, warranties and covenants herein of DTBC shall, in all material respects, be true on, or complied with by, the Effective Date as if made on such date, or on the date when made in the case of any representation or warranty which specifically relates to an earlier date, and SFNC shall have received a certificate signed by the Chief Executive Officer and the Chief Financial Officer of DTBC, dated the Effective Date, to such effect;

(c)           Phase I environmental audits of all real property owned by DTBC or any of its subsidiaries shall have been conducted at SFNC’s expense and shall, to SFNC’s satisfaction, reflect no material problems under Environmental Laws;

(d)           SFNC shall have received all state securities laws and Blue Sky permits and other authorizations necessary to consummate the transactions contemplated hereby; and

(e)           No litigation or proceeding is pending which (i) has been brought against SFNC or DTBC or any of their subsidiaries by any governmental agency seeking to prevent consummation of the transactions contemplated hereby or (ii) in the reasonable judgment of the Board of Directors of SFNC is likely to have a Material Adverse Effect on DTBC or SFNC.

Section 6.03                      Additional Conditions for DTBC.  The obligation of DTBC to effect the Merger shall be subject to the satisfaction prior to the Effective Time of the following additional conditions:

(a)           DTBC shall have received an opinion, dated the Effective Date, of SFNC’s counsel in the form and to the effect customarily received in transactions of this type;

(b)           Each of the representations, warranties and covenants contained herein of SFNC shall, in all material respects, be true on, or complied with by, the Effective Date as if made on such date, or on the date when made in the case of any representation or warranty which specifically relates to an earlier date, and DTBC shall have received a certificate signed by the Chief Executive Officer and the Chief Financial Officer of SFNC, dated the Effective Date, to such effect;

(c)           No litigation or proceeding is pending which (i) has been brought against SFNC or DTBC or any of their subsidiaries by any governmental agency, seeking to prevent consummation of the transactions contemplated hereby or (ii) in the reasonable judgment of the Board of Directors of DTBC is likely to have a Material Adverse Effect on DTBC or SFNC;

(d)           DTBC shall have received a “fairness opinion” in the form customarily received in transactions of this type and substantially to the effect that the Merger is fair to the shareholders of DTBC from a financial point of view; and

(e)           The shares of SFNC Stock to be issued pursuant to the Merger shall have been authorized for listing on the NASDAQ, subject to official notice of issuance.

Section 6.04                      Effect of Required Adjustments.  Any effect on DTBC as a result of action taken by DTBC pursuant to Sections 3.01(a), 3.01(b) and 5.01(m) shall be disregarded for purposes of determining the truth or correctness of any representation or warranty of DTBC and for purposes of determining whether any conditions are satisfied.

ARTICLE VII
TERMINATION

Section 7.01                      Termination.  This Agreement may be terminated and the Merger abandoned at any time prior to the Effective Date, whether before or after the approval by the shareholders of DTBC:

(a)           By the mutual consent of SFNC and DTBC, by action of their respective boards of directors;

(b)           By SFNC or DTBC, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event of the failure of the shareholders of DTBC to approve this Agreement at its meeting called to consider such approval, or a material breach by the other party hereto of any representation, warranty or agreement contained herein which is not cured or not curable within 60 days after written notice of such breach is given to the party committing such breach by the other party hereto;

(c)           By SFNC or DTBC, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event that the Merger is not consummated by September 30, 2014; provided, however, that such date may be extended to not later than December 31, 2014 by either SFNC or DTBC, by written notice to the other party if a reason the Merger shall not have been consummated is because of failure to obtain a regulatory approval that is to be obtained pursuant to Section 6.01(b) or (c); provided further that the right to terminate this Agreement under this Section 7.01(c) shall not be available to any party whose action or failure to act has been the cause of or resulted in the failure of the Merger to be consummated on or before such date and such action or failure to act constitutes a breach of this Agreement;

(d)           By SFNC or DTBC, in the event Quattlebaum, Grooms, Tull & Burrow PLLC notifies the parties that it will be unable to give the opinion described in Section 6.01(h).

(e)           By the Board of Directors of DTBC at any time during the three (3) business day period following the tenth (10th) trading day immediately preceding the Effective Date (“Determination Date”), if the Average Closing Price of SFNC Stock shall be (i) less than $30.60 and the SFNC Stock has underperformed the KBWR by more than 15% calculated in accordance with Section 2.03(c) hereof or (ii) less than $28.80 without regard to the performance of the KBWR, subject to the following.  If DTBC elects to exercise its termination right pursuant to the immediately preceding sentence, it shall give prompt written notice to SFNC; provided, that such notice of election to terminate may be withdrawn at any time within the aforementioned three (3) business day period.  During the three (3) business day period commencing with its receipt of such notice, SFNC shall have the option, but not the obligation, to increase the Merger Consideration as set forth in Section 2.03(c) (“SFNC Walkaway Counter Offer”).  If SFNC elects to make the SFNC Walkaway Counter Offer, it shall give the Walkaway Counter Offer Notice to DTBC within three (3) business days following receipt of the termination notice previously sent by DTBC, whereupon such notice of termination shall be null and void and of no effect, DTBC shall no longer have the right to terminate the Agreement pursuant to this Section 7.01(e) and this Agreement shall remain in effect in accordance with its terms (except for the adjustments to the Exchange Ratio and Merger Consideration).  Any references in this Agreement to the “Exchange Ratio” and “Merger Consideration” shall thereafter be deemed to refer to the Exchange Ratio and Merger Consideration after giving effect to any adjustment set forth in the Walkaway Counter Offer Notice.  If either SFNC or DTBC declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction before the Determination Date, the prices for the SFNC Stock shall be appropriately adjusted for the purposes of this Section 7.01(e).

(f)           By the Board of Directors of SFNC at any time during the three (3) business day period following the tenth (10th) trading day immediately preceding the Determination Date, if the Average Closing Price of SFNC Stock shall be (i) greater than $41.40 and the SFNC Stock has exceeded the performance of the KBWR by more than 15% calculated in accordance with Section 2.03(e) hereof or (ii) greater than $43.20 without regard to the performance of the KBWR, subject to the following.  If SFNC elects to exercise its termination right pursuant to the immediately preceding sentence, it shall give prompt written notice to DTBC; provided, that such notice of election to terminate may be withdrawn at any time within the aforementioned three (3) business day period. During the three (3) business day period commencing with its receipt of such notice, DTBC shall have the option, but not the obligation, to decrease the Merger Consideration as set forth in Section 2.03(e) (“DTBC Walkaway Counter Offer”). If DTBC elects to make the DTBC Walkaway Counter Offer, it shall give the DTBC Walkaway Counter Offer Notice to SFNC within three (3) business days following receipt of the termination notice previously sent by SFNC, whereupon such notice of termination shall be null and void and of no effect, SFNC shall no longer have the right to terminate the Agreement pursuant to this Section 7.01(f) and this Agreement shall remain in effect in accordance with its terms (except for the adjustments to the Exchange Ratio and Merger Consideration). Any references in this Agreement to the “Exchange Ratio” and “Merger Consideration” shall thereafter be deemed to refer to the Exchange Ratio and Merger Consideration after giving effect to any adjustment set forth in the Walkaway Counter Offer Notice. If either DTBC or SFNC declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction before the Determination Date, the prices for the SFNC Stock shall be appropriately adjusted for the purposes of this Section 7.01(f).

(g)               By the Board of Directors of DTBC at any time prior to obtaining DTBC shareholder approval for the Merger if the Board shall have determined in good faith (after taking into account the advice of counsel) that, in light of a competing proposal or other circumstances, termination of this Agreement is required in order for DTBC’s Board of Directors to comply with its fiduciary duties to DTBC’s shareholders under applicable law, provided that DTBC shall pay SFNC a fee, in immediately available funds, in the amount of $3,500,000 in advance of or concurrently with such termination.

Section 7.02  Effect of Termination.  In the event of the termination of this Agreement by either SFNC or DTBC, as provided above, this Agreement shall thereafter become void and there shall be no liability on the part of any party hereto or their respective officers or directors, except that any such termination shall be without prejudice to the rights of any party hereto arising out of the willful breach by any other party of any covenant or willful misrepresentation contained herein.

ARTICLE VIII
EFFECTIVE DATE AND EFFECTIVE TIME

Section 8.01                      Effective Date and Effective Time.  On the last business day of the month during which the expiration of all applicable waiting periods in connection with governmental approvals occurs and all conditions to the consummation of this Agreement are satisfied or waived, or on such earlier or later date as may be agreed by the parties, Articles of Merger shall be executed in accordance with all appropriate legal requirements and shall be filed as required by law, and the Merger provided for herein shall become effective upon such filing or on such date as may be specified in such Articles of Merger, herein called the “Effective Date”.  The “Effective Time” of the Merger shall be 6:01 P.M. in the State of Arkansas on the Effective Date, or such other time on the Effective Date as may be agreed by the parties.  As used in this Agreement, “business day” shall mean any day other than a Saturday, a Sunday or a day on which commercial banks in the state of Arkansas are required or authorized to be closed.

ARTICLE IX
OTHER MATTERS

Section 9.01                      Survival.  Except as hereinafter provided, the representations and warranties contained in this Agreement and all other terms, covenants and conditions hereof shall merge in the closing documents and shall not survive the Effective Date or, after the Effective Date be the basis for any action by any party to this Agreement, except as to any matter which is based upon willful fraud by a party to this Agreement with respect to which the representations, warranties, terms, covenants and conditions set forth in this Agreement shall expire only upon expiration of the applicable statute of limitations.  If this Agreement shall be terminated, the agreements of the parties in Sections 5.01(h)(iii), 5.01(o), 7.02, 9.05, 9.06 and 9.09 shall survive such termination.

Section 9.02                      Amendment; Modification; Waiver.  Prior to the Effective Date, any provision of this Agreement may be waived by the party benefited by the provision or by both parties or amended or modified at any time, including the structure of the transaction by an agreement in writing between the parties hereto approved by their respective Boards of Directors, to the extent allowed by law, except that, after the vote by the shareholders of DTBC, Section 2.02 and Section 2.03 shall not be amended or revised.

Section 9.03                      Counterparts.  This Agreement may be executed in counterparts each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.

Section 9.04                      Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Arkansas.

Section 9.05                      Expenses.  Whether or not the merger is consummated, all costs and expenses incurred in connection with this Agreement and the merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense except to the extent specifically stated otherwise in this Agreement.

Section 9.06                      Disclosure.  Each of the parties and its respective agents, attorneys and accountants will maintain the confidentiality of all information provided in connection herewith which has not been publicly disclosed unless it is advised by counsel that any such information is required by law to be disclosed.

Section 9.07                      Notices.  All notices, acknowledgments, requests and other communications hereunder to a party shall be in writing and shall be deemed to have been duly given when delivered by hand, telecopy, or prepaid nationally recognized overnight delivery service providing proof of delivery to such party at its address set forth below or such other address as such party may specify by notice to the other party hereto:

If to DTBC and DTB, to:	DELTA TRUST & BANKING CORPORATION
Attn: J. French Hill
100 Morgan Keegan Drive, Suite 310
Little Rock, Arkansas 72202
Telecopy: (501) 907-2299

With a Copy to:	MITCHELL, WILLIAMS, SELIG, GATES
& WOODYARD, P.L.L.C.
Attn: John Selig
425 West Capitol Ave., Suite 1800
Little Rock, Arkansas 72201
Telecopy: (501) 688-8807

If to SFNC, to:	SIMMONS FIRST NATIONAL CORPORATION
George A. Makris, Jr., Chairman & CEO
501 Main Street
Pine Bluff, Arkansas  71601
Telecopy: (870) 850-2605

With a Copy to:	QUATTLEBAUM, GROOMS, TULL & BURROW PLLC
ATTN: Patrick A. Burrow
111 Center St., Suite 1900
Little Rock, Arkansas  72201
Telecopy: (501) 379-3815

Section 9.08                      No Third Party Beneficiaries.  All terms and provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.  Except as expressly provided for herein, nothing in this Agreement is intended to confer upon any other person any rights or remedies of any nature.

Section 9.09                      Entire Agreement.  This Agreement and that certain letter from J. French Hill to Robert Fehlman, dated November 12, 2013, pertaining to non-disclosure of confidential information of DTBC and SFNC represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and supersedes any and all other oral or written agreements heretofore made.

Section 9.10                      Assignment.  This Agreement may not be assigned by any party hereto without the written consent of the other parties.

Section 9.11                      No Interference with Legal or Fiduciary Duty.  Nothing herein is intended to prohibit, restrict, or interfere with, any action by any director, officer, or employee that is reasonably believed by such person to be required by law or fiduciary duty, and no person shall have liability under this agreement for any action taken in a good faith belief that it is so required.

ARTICLE X
EXPENSES, INDEMNIFICATION, INSURANCE

Section 10.01                                Indemnification.  In the event the Merger is consummated, SFNC shall indemnify and hold harmless each present and former director and officer of DTBC and of DTB against any cost or expenses (including reasonable attorney’s fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding, or investigation arising out of or pertaining to matters related to this Agreement and/or to the merger. SFNC shall advance expenses as incurred provided the person to whom expenses are advanced provides a satisfactory undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

Section 10.02                                D&O Insurance.  Directors' and officers’ liability insurance for acts and omissions occurring prior to the Effective Date will be continued through existing policies or provided by SFNC through its blanket policy in an amount not less than the coverage provided by DTBC prior to the consummation of the Merger for a period of not less than three (3) years after the Effective Date.   Coverage for acts and omissions occurring after the Effective Date will be provided to directors and officers of DTB on the same basis as provided to the other subsidiary banks of SFNC.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed in counterparts by their duly authorized officers as of the day and year first above written.

SIMMONS FIRST NATIONAL CORPORATION

By	/s/George A. Makris, Jr.
George A. Makris, Jr., Chairman & Chief Executive Officer

DELTA TRUST & BANKING CORPORATION

By	/s/ J. French Hill
J. French Hill, Chairman & Chief Executive Officer